FOR IMMEDIATE RELEASE

     CORONADO EXPLORATIONS LTD. APPOINTS SENIOR V.P. HEALTH PRODUCTS AND
                               NUTRACEUTICALS

February  5, 2002, London - Coronado Explorations Ltd. (The Company) (OTC:BB-
COOX) announced today that it's wholly owned subsidiary Naturol Inc. has appointed Curt Hendrix M.Sc. as Senior Vice President, Helath Products and
Nutraceuticals. On January 23rd 2002 the company announced that it had completed a merger with Naturol Inc., a Nevada Corporation which holds the exclusive U.S. license to proprietary, leading edge, cost effective technology for extraction of bioactive compounds from plants.

Curt Hendrix has over forty years experience in the natural health sciences and dietary supplement industry and is recognised by the medical profession as a foremost authority in this area. He also has experience in the flavours and fragrance industry. Over the years Curt Hendrix has researched and created one of the most substantial data bases of medical knowledge on treatment of illness via natural health products. His monographs and research publications are approved by physicians and taught to physicians, pharmacists and other health care providers in the U.S. Curt Hendrix has researched and published scientific monographs on treatment via natural medicines of Depression, Cognitive Decline, Alzheimers, Hypercholesterolemia, Benign Prostatic Hyperplasia and Prostate Cancer, Migraine, Osteoarthritis, Irritable Bowel Syndrome and Congestive Heart Failure.

Curt Hendrix was recently awarded a patent on a natural medication formulation for the treatment of Migraine which is currently undergoing clinical trials by Kaiser Permanente and is also published in the book "What your doctor may not tell you about Migraines" written by Dr.'s Alexander and Mauskop. Curt Hendrix has conducted pioneering work in providing health alternative in the area of obesity and weight loss.

Naturol Inc. is dedicated to becoming a global leader in the commercialization of technology for the production of low cost, high quality extracts from natural materials. Naturol's proprietary technologies offer a benign and cost effective alternative to current extraction technologies and will produce high quality extracts to be used in the $2.4 billion dollar U.S. market for pharmaceutical, neutraceuticals, flavors and fragrances.

Forward Looking Statements. The statements in this press release regarding the merger, future opportunities and any other effect, result or aspect of the transaction and any other statements, which are not historical fact, are forward looking statements. Such statements involve risks and uncertainties, including, but not limited to, costs and difficulties related to the integration of acquired businesses, costs, delays, and any other difficulties related to the merger, risks and effects of legal and administrative proceedings and governmental regulation, future financial and operational results, competition, general economic conditions and the ability to manage and continue growth. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. We undertake no obligation to revise or update such statements to reflect current events or circumstances after the date hereo or to reflect the occurrence of unanticipated events.

CONTACT:

Naturol Inc.

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Brad Griecoi
Isaac Moss
Tel: 702 450 1600
Fax: 702 450 5790